
September 7, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Compass Diversified Holdings
Mr. Ryan J. Faulkingham, Chief Financial Officer
Sixty One Wilton Road
Second Floor
Westport, CT 06880

> **Re:** **Compass Diversified Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **File No. 1-34927**

Dear Mr. Faulkingham:

We have reviewed your August 4, 2017, response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Management's Discussion and Analysis, page 76</u>

<u>Results of Operations</u>

1. We have read your response to prior comment 1 from our letter dated July 24, 2017. Rule 11-02(c)(2)(i) of Regulation S-X states that pro forma condensed statements of income shall be provided for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Pro forma information for additional periods may be provided in MD&A provided that such information is not in more detail than revenues and cost of sales. Your current presentation of pro forma information does not appear to comply with the guidance of Article 11 of Regulation S-X. Please revise accordingly.

2. Please revise your results of operations discussion to make it more apparent whether historical or pro forma amounts are being discussed. For example, if pro forma amounts are being discussed on page 85 under the line item headings, please revise the line item heading descriptions to clearly indicate that these are pro forma amounts by using descriptions such as pro forma net sales and pro forma (loss) income from operations. In this regard, in your discussion of cost of sales on page 85, you refer to a $17.4 million expense incurred during the year ended December 31, 2016 related to inventory step-up resulting from the acquisition purchase price allocation. Note (a) at the top of page 85 indicates that this is the expense amount actually recognized in your historical financial statements rather than the amount that would be recognized in pro forma financial information pursuant to Article 11 of Regulation S-X. It is not clear whether historical or pro forma amounts are being discussed.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant, at (202) 551- 3692 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction